Filed by Goldman Sachs BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

Commission File No. 000-55746

Private Credit Group May 2020

Goldman Sachs BDC, Inc. First Quarter 2020 Earnings Conference Call

On May 12, 2020, Goldman Sachs BDC, Inc. (“GSBD”) held a conference call to discuss GSBD’s financial results for the quarter ended March 31, 2020. The conference call contained information regarding GSBD’s proposed merger with Goldman Sachs Middle Market Lending Corp. (“MMLC”). The following are excerpts from the transcript of GSBD’s May 12, 2020 conference call discussing GSBD’s proposed merger with MMLC.

Brendan McGovern

President and CEO of GSBD

Before turning it over to Jon to provide more detail on the portfolio and the investment environment, I want to provide an update on our previously announced merger with our affiliated business development company, Goldman Sachs Middle Market Lending Corp., which we refer to as “MMLC.” On prior calls, we have described what we believe are the significant benefits to the proposed merger to the shareholders of GSBD. While the economic environment has changed significantly since the merger was announced, most of those benefits remain as compelling today as they were when the merger was announced last December, including:

•	an expectation that the merger would be accretive to net investment income per share compared with stand-alone GSBD;

•	an overall improvement in GSBD’s portfolio metrics, including a higher portfolio yield, and greater single-name diversification; and

•	benefits of increased scale, including improved access to diversified funding sources, cost synergies and greater trading liquidity.

However, due to the volatility of GSBD’s stock price precipitated by the COVID-19, as of today we would be unable to meet a closing condition in the merger agreement that requires MMLC shareholders to receive shares of GSBD that have a market value in excess of MMLC’s net asset value. The outside date for the merger specified in the merger agreement is December 9, 2020. We and the respective Boards to each of GSBD and MMLC continue to closely monitor financial market conditions and are maintaining dialogue regarding the transaction. We’ll be sure to provide any update to shareholders regarding the merger as warranted.

Question & Answer

Finian Patrick O’Shea

Wells Fargo Securities, LLC, Research Division

I hope everyone is doing well. First question on the pending merger or proposed merger, understanding the NAV provisions, do you have any color on the respective Boards’ and shareholders’ interest perhaps as they understand market conditions right now have changed things? And if they do still have interest, are there ways that you can, I don’t want to say work around the NAV provisions, but rework the merger somehow to satisfy that?

Brendan McGovern

President and CEO of GSBD

Hi, Fin. Brendan here, hope you’re doing well. And let me give you a little background context and maybe just to refresh everybody’s memory regarding the transaction. We announced this back in December of last year and the way the deal is structured is there’s a fixed exchange ratio whereby GSBD would issue 0.9939 shares for each MMLC share outstanding, and so that’s a somewhat unusual way for 40 Act companies to merge. Usually, these transactions are done on a NAV-for-NAV basis. But recall, Fin, when the deal was announced, GSBD was trading at a very significant premium to its underlying NAV. So it was able to do a fixed exchange ratio deal, have the transaction be accretive to GSBD but still deliver a very attractive above NAV outcome for MMLC. So obviously, a lot has changed in the world since December. Today, given where GSBD trades, at the negotiated exchange ratio, the value, the market value of the consideration that MMLC would get would be below MMLC’s NAV. So with that, we wouldn’t today be able to meet an important condition precedent to closing that deal, which is based on the 40 Act concepts around deals not being dilutive to shareholders overall. So all that being said, when you step back and look at the situation in totality, all the strategic benefits of the transaction that we discussed way back in December, and I’m sure with you, Fin, a handful of times, all that still applies. So for GSBD, the overall portfolio construction metrics would improve. The yield of the portfolio would improve, the NII per share metrics would be better. For MMLC, they will get the benefit of a liquidity event and certainly in this environment, getting liquidity without, for example, having to sell assets in a tough environment, that’s potentially a very attractive opportunity. And I think very importantly, in this environment through the MMLC lens, when you think about the benefits of being in a bigger, larger BDC with more scale, more access to diversified funding sources, as we’ve talked about a lot, GSBD has certainly very diverse funding sources, which is a big benefit in this current environment, that would also then be available to MMLC as well. So as we sit here today, we obviously had come from our Board meetings, I think both Boards recognize all those big picture benefits to the transaction. They continue to maintain a dialogue with both GSAM and with each other. And so I think we can leave it at that, Fin, we’ll be sure to keep you posted if anything changes regarding the transaction or if there’s any update as warranted here.

Finian Patrick O’Shea

Wells Fargo Securities, LLC, Research Division

Fair enough. Thank you. And just a reminder on the fee waivers that you proposed for GSBD related to this transaction, are those still independent of schedule?

Brendan McGovern

President and CEO of GSBD

All of those are part of the merger agreement, and there’s been no change to that merger agreement. So all those fee waivers would continue to apply through the course of 2020.

Finian Patrick O’Shea

Wells Fargo Securities, LLC, Research Division

But if the merger doesn’t happen, do they reverse?

Brendan McGovern

President and CEO of GSBD

Well, so again, looking at the way the merger document is structured today, there’s basically a concept called the outside date by which something has to happen or termination provisions start to kick in. That’s really not until December of 2020. And so we have no expectation or no reason to think that in the short term, anything would change to that dynamic, which would cause us to change the fee waivers.

Forward-Looking Statements

This communication may contain forward-looking statements that involve substantial risks and uncertainties, including the impact of COVID-19 on the business, future operating results, access to capital and liquidity of GSBD and its portfolio companies. You can identify these statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “target,” “estimate,” “intend,” “continue,” or “believe” or the negatives thereof or other variations thereon or comparable terminology. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. These statements represent our belief regarding future events that, by their nature, are uncertain and outside of our control. There are likely to be events in the future, however, that we are not able to predict accurately or control. Any forward-looking statement made by us in this press release speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the ability of GSBD and MMLC to consummate the proposed merger (the “Merger”) on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement (as defined below), the ability to realize the anticipated benefits of the Merger, effects of disruption on the business of GSBD and MMLC from the Merger, the effect that the announcement or consummation of the Merger may have on the trading price of GSBD’s common stock on the New York Stock Exchange, the combined company’s plans, expectations, objectives and intentions as a result of the Merger, any decision by MMLC to pursue continued operations, any termination of the Merger Agreement, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with GSAM and other affiliates of Goldman Sachs, general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof, and the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement, when such documents become available, and it is not possible for us to predict or identify all of them. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, GSBD and MMLC have filed relevant materials with the SEC, including a registration statement on Form N-14, filed with the SEC on January 8, 2020, which includes a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.GoldmanSachsBDC.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 20, 2020 and its definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on May 12, 2020. Information about the directors and executive officers of MMLC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 27, 2020 and the Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.

Goldman Sachs BDC, Inc.

Investor Contact: Florina Mendez, 917-343-7823

Media Contact: Patrick Scanlan, 212-902-6164

Source: Goldman Sachs BDC, Inc.

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